LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

RECEIVED

2008 SEP 15 P 12:15

28 August 2008

Securities & Exchange Commission [redacted]
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

08004918

SUPPL

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith the following documents for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934:

1) General Announcement dated 27 August 2008, Re : Proposed purchase by Lion Industries Corporation Berhad of up to 10% of its issued and paid-up share capital; and

2) Financial Results Announcement dated 28 August 2008, Re : Fourth Quarterly Report for the financial period ended 30 June 2008.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

PROCESSED
SEP 16 2008
THOMSON REUTERS

WONG PHOOI LIN
Secretary

c.c Ms Violet Pagan - The Bank of New York
ADR Department
101 Barclay Street, 22W
New York
NY 10286

9/15

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 2162 3448

General Announcement

Submitted by OT_OSK INVESTMENT BANK on 27/08/2008 05:27:57 PM
Reference No OI-080827-43111

Submitting Investment Bank/Advisor (if applicable)	OSK INVESTMENT BANK BERHAD
Submitting Secretarial Firm (if applicable)	
Company name *	LION INDUSTRIES CORPORATION BERHAD
Stock name *	LIONIND
Stock code *	4235
Contact person *	Eugene Lam / Stanley Lee
Designation *	Senior Vice President / Senior Associate

Type *	● Announcement ○ Reply to query
Subject :*	LION INDUSTRIES CORPORATION BERHAD ("LICB" OR THE "COMPANY") PROPOSED PURCHASE BY LICB OF UP TO 10% OF ITS ISSUED AND PAID-UP SHARE CAPITAL ("PROPOSED SHARE BUY-BACK")

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents :-*

(This field is to be used for the summary of the announcement)

On behalf of the Board of Directors of LICB, OSK Investment Bank Berhad wishes to announce that the Company intends to seek the approval of its shareholders for the Proposed Share Buy-Back pursuant to Section 67A of the Companies Act, 1965 and Chapter 12 of the Listing Requirements of Bursa Malaysia Securities Berhad at a general meeting to be convened.

A Circular containing the details of the Proposed Share Buy-Back will be despatched to the shareholders of LICB in due course.

This announcement is dated 27 August 2008.

Announcement Details :-

(This field is for the details of the announcement, if applicable)

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Attachment(s):- (please attach the attachments here)

OSK INVESTMENT BANK BERHAD (14152-V)
(Formerly known as OSK Securities Berhad)

Form Version V3.0

Financial Results

Ownership transfer to LION INDUSTRIES CORPORATION on 28/08/2008 11:58:34 AM
Reference No LI-080828-5D54F

Announcement reference number *	LI-080827-68024
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
Company name *	LION INDUSTRIES CORPORATION BERHAD
Stock name *	LIONIND
Stock code *	4235
Contact person *	Wong Phooi Lin
Designation *	Secretary

Part A1 : QUARTERLY REPORT

Financial Year End *	30/06/2008
Quarter *	○ 1 Qtr ○ 2 Qtr ○ 3 Qtr ● 4 Qtr ○ Other
Quarterly report for the financial period ended *	30/06/2008
The figures *	○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

LICB-08Q4.xls

Remarks:

"The figures" should be "have not been audited" instead of "have been audited".
Except for the aforementioned, there are no other changes to the earlier announcement.

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 30/06/2008**

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

28 AUG 2008

		30/06/2008 [dd/mm/yyyy] RM'000	30/06/2007 [dd/mm/yyyy] RM'000	30/06/2008 [dd/mm/yyyy] RM'000	30/06/2007 [dd/mm/yyyy] RM'000
1	Revenue	2,174,265	1,201,919	6,936,162	4,546,341
2	Profit/(loss) before tax	503,313	42,076	909,867	334,957
3	Profit/(loss) for the period	475,173	12,713	857,283	199,914
4	Profit/(loss) attributable to ordinary equity holders of the parent	471,841	11,492	861,879	212,707
5	Basic earnings/(loss) per share (sen)	66.29	1.64	121.50	30.44
6	Proposed/Declared dividend per share (sen)	1.00	1.00	1.00	1.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net assets per share attributable to ordinary equity holders of the parent (RM)	4.2600	3.0400

Remarks :

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		30/06/2008 [dd/mm/yyyy] RM'000	30/06/2007 [dd/mm/yyyy] RM'000	30/06/2008 [dd/mm/yyyy] RM'000	30/06/2007 [dd/mm/yyyy] RM'000
1	Gross interest income	15,600	12,007	35,644	34,918
2	Gross interest expense	26,857	41,755	127,550	162,260

Remarks :

Note: The above information is for the Exchange internal use only.

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

28 AUG 2008

LION INDUSTRIES CORPORATION BERHAD

(Incorporated in Malaysia) (415-D)

Interim Report for the

Fourth Quarter Ended

30 June 2008

(The figures have not been audited)

CONDENSED CONSOLIDATED INCOME STATEMENTS

	Note	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER 30/6/2008 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/6/2007 RM'000	CURRENT YEAR TO DATE 30/6/2008 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/6/2007 RM'000
Continuing Operations					
Revenue		2,174,265	1,201,919	6,936,162	4,546,341
Operating expenses		(1,689,578)	(1,111,200)	(6,108,619)	(4,260,684)
Other operating income		2,379	6,751	27,859	52,487
Profit from operations		487,066	97,470	855,402	338,144
Finance costs		(26,857)	(41,755)	(127,550)	(162,260)
Share in results of associated companies		1,895	(18,512)	82,563	131,289
Income from other investments		15,600	12,007	35,644	34,918
Gain/(Loss) on disposal of shares in :					
- subsidiary companies		-	(7,134)	-	(7,134)
- associated companies		25,609	-	102,808	-
Impairment loss on investment in unquoted bonds		-	-	(39,000)	-
Profit before taxation		503,313	42,076	909,867	334,957
Taxation	16	(28,140)	(22,367)	(52,584)	(71,842)
Net profit for the period/year		475,173	19,709	857,283	263,115
Discontinued Operations					
Loss for the period/year		-	(6,996)	-	(63,201)
Profit for the period/year		475,173	12,713	857,283	199,914
Attributable to :					
- Equity holders of the parent		471,841	11,492	861,879	212,707
- Minority interests		3,332	1,221	(4,596)	(12,793)
Net profit for the period/year		475,173	12,713	857,283	199,914
Earnings/(Loss) per share attributable to equity holders of the parent (sen) :	24				
- Basic					
For continuing operations		66.29	2.43	121.50	37.65
For discontinued operations		-	(0.79)	-	(7.21)
		66.29	1.64	121.50	30.44
- Diluted					
For continuing operations		65.97	2.43	121.02	37.65
For discontinued operations		-	(0.79)	-	(7.21)
		65.97	1.64	121.02	30.44

(The Condensed Consolidated Income Statements should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2007 and the accompanying explanatory notes attached to the interim financial statements)

CONDENSED CONSOLIDATED BALANCE SHEETS

	Note	AS AT END OF CURRENT QUARTER 30/6/2008 RM'000	AS AT PRECEDING FINANCIAL YEAR END 30/6/2007 RM'000
ASSETS			
Non-Current Assets			
Property, plant and equipment		1,448,371	1,382,352
Investment properties		68,441	101,047
Prepaid land lease payment		102,020	103,591
Land held for property development		138,067	52,079
Investment in associated companies		627,739	582,260
Long-term investments		225,712	100,127
Deferred tax assets		76,364	76,364
Intangible assets		130,797	131,038
Deferred consideration		-	124,272
		2,817,511	2,653,130
Current Assets			
Assets held for sale		2,239	18,862
Property development costs		44,031	39,799
Inventories		1,346,489	1,070,355
Short-term investments		40,674	107,844
Amount due by contract customers		134	571
Trade receivables		674,974	430,271
Other receivables		389,893	620,594
Deposits, cash and bank balances		631,381	711,437
		3,129,815	2,999,733
TOTAL ASSETS		5,947,326	5,652,863
EQUITY AND LIABILITIES			
Share capital		712,700	705,555
Reserves		2,324,594	1,436,687
Equity attributable to equity holders of the parent		3,037,294	2,142,242
Minority interests		195,002	195,995
Total equity		3,232,296	2,338,237
Non-Current Liabilities			
Long-term borrowings	20	849,599	1,304,742
LICB Bonds and USD Debts	20	62,541	67,156
Deferred tax liabilities		146,395	132,250
Deferred payables		-	517
		1,058,535	1,504,665
Current Liabilities			
Liabilities associated with assets held for sale		-	9,641
Trade payables		385,767	392,666
Other payables		774,581	599,841
Short-term borrowings	20	461,298	557,032
LICB Bonds and USD Debts	20	13,749	248,382
Tax liabilities		21,100	2,399
		1,656,495	1,809,961
TOTAL EQUITY AND LIABILITIES		5,947,326	5,652,863
Net assets per share attributable to ordinary equity holders of the parent (RM)		4.26	3.04

(The Condensed Consolidated Balance Sheets should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2007 and the accompanying explanatory notes attached to the interim financial statements)

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	← Attributable to equity holders of the parent →							
	Share Capital RM'000	Share Premium RM'000	Negative Goodwill RM'000	Other Reserves RM'000	Retained Profits RM'000	Total RM'000	Minority Interests RM'000	Total Equity RM'000
30 June 2008								
At 1 July 2007	705,555	518,927	-	27,843	889,917	2,142,242	195,995	2,338,237
Share-based payments	-	4,475	-	-	-	4,475	-	4,475
Issue of shares	7,145	2,050	-	-	-	9,195	-	9,195
Translation difference on net equity of foreign subsidiaries and other movements	-	-	-	(786)	-	(786)	3,603	2,817
Dividend paid for the financial year ended 30 June 2007	-	-	-	-	(5,182)	(5,182)	-	(5,182)
Effect of dilution on equity interest in an associated company	-	-	-	-	25,471	25,471	-	25,471
Net profit/(loss) for the year	-	-	-	-	861,879	861,879	(4,596)	857,283
At 30 June 2008	712,700	525,452	-	27,057	1,772,085	3,037,294	195,002	3,232,296
30 June 2007								
At 1 July 2006 (restated)	697,102	515,192	605,122	31,303	162,544	2,011,263	424,364	2,435,627
Disposal of subsidiary companies	-	-	(76,314)	(753)	-	(77,067)	(144,429)	(221,496)
Effects of adopting FRS 3	-	-	(528,808)	-	540,708	11,900	-	11,900
Issue of shares	8,453	1,242	-	-	-	9,695	-	9,695
Translation difference on net equity of foreign subsidiaries and other movements	-	-	-	(19,581)	-	(19,581)	-	(19,581)
Dividend paid for the financial year ended 30 June 2006	-	-	-	-	(2,510)	(2,510)	-	(2,510)
Equity accounting for share of net assets of associated companies	-	-	-	13,298	-	13,298	-	13,298
Effect of dilution on equity interest in an associated company	-	-	-	-	(23,532)	(23,532)	-	(23,532)
Effect of dilution on equity interest in a subsidiary company	-	-	-	-	-	-	14,155	14,155
Capital distribution by a subsidiary company	-	-	-	-	-	-	(85,354)	(85,354)
Share of subsidiary company's other reserves	-	-	-	426	-	426	36	462
Share-based payments	-	2,493	-	3,150	-	5,643	16	5,659
Net profit/(loss) for the year	-	-	-	-	212,707	212,707	(12,793)	199,914
At 30 June 2007	705,555	518,927	-	27,843	889,917	2,142,242	195,995	2,338,237

(The Condensed Consolidated Statements of Changes In Equity should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2007 and the accompanying explanatory notes attached to the interim financial statements)

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS

	CURRENT YEAR TO DATE 30/6/2008 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/6/2007 RM'000
OPERATING ACTIVITIES		
Profit before taxation		
Continuing operations	909,867	334,957
Discontinued operations	-	(63,201)
Adjustments for:		
Non-cash items (mainly depreciation)	57,812	67,820
Non-operating items (mainly associates' results & finance costs)	29,533	109,925
Operating profit before changes in working capital	997,212	449,501
Changes in working capital :		
Net changes in current assets	(889,828)	(310,852)
Net changes in current liabilities	548,953	319,266
Others (mainly interest and tax paid)	(31,275)	(7,587)
	625,062	450,328
INVESTING ACTIVITIES		
Proceeds from disposal/redemption of investments and properties	336,508	458,335
Proceeds from partial disposal of shares in associated companies	156,101	6,900
Purchase of property, plant and equipment	(207,718)	(180,985)
Purchase of investments	(100,053)	(219)
Acquisition of additional investment in a subsidiary company	(450)	-
Interest received	30,012	25,258
Dividend received	4,137	8,273
Others	(85,988)	(5,163)
	132,549	312,399
FINANCING ACTIVITIES		
Issue of shares	9,195	9,695
Issue of shares by a subsidiary company	186	363
Repayment of BaIDS	(60,000)	(40,000)
Interest paid	(138,484)	(128,037)
Borrowings	(350,823)	(13,097)
Redemption/repayment of LICB Bonds and USD Debts	(274,336)	(37,764)
Decrease/(Increase) in cash and cash equivalents - restricted	158,713	(365,505)
Dividend paid to shareholders	(5,182)	(2,510)
Capital distribution by a subsidiary company to minority shareholders	-	(85,354)
Others	(419)	(1,611)
	(661,150)	(663,820)
Net changes in cash & cash equivalents	96,461	98,907
Effects of exchange rate changes	(1,607)	236
Cash & cash equivalents at beginning of the year	233,178	134,035
Cash & cash equivalents at end of the year	328,032	233,178

(The Condensed Consolidated Cash Flow Statements should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2007 and the accompanying explanatory notes attached to the interim financial statements)

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

1. Accounting policies and methods of computation

The interim financial statements have been prepared in accordance with the Financial Reporting Standard ("FRS") 134: "Interim Financial Reporting" and paragraph 9.22 of the Listing Requirements of Bursa Malaysia Securities Berhad.

The interim financial statements should be read in conjunction with the audited financial statements of the Group for the financial year ended 30 June 2007. These explanatory notes attached to the interim financial statements provide an explanation of events and transactions that are significant to an understanding of the changes in the financial position and performance of the Group since the year ended 30 June 2007.

The significant accounting policies adopted are consistent with those of the audited financial statements for the financial year ended 30 June 2007 except for the adoption of the following new / revised FRSs effective for the financial period beginning 1 July 2007 :

FRS 107	Cash Flow Statements
FRS 111	Construction Contracts
FRS 112	Income Taxes
FRS 118	Revenue
FRS 120	Accounting for Government Grants and Disclosure of Government Assistance
FRS 124	Related Party Disclosures
FRS 134	Interim Financial Reporting
FRS 137	Provisions, Contingent Liabilities and Contingent Assets

The adoption of the above FRSs does not have a significant financial impact on the Group.

2. Comments about seasonal or cyclical factors

The Group's performance is not affected by any material seasonal or cyclical factors.

3. Unusual items due to their nature, size or incidence

There were no unusual items affecting assets, liabilities, equity, net income or cash flows during the financial year-to-date.

4. Changes in estimates

There were no changes in estimates that have had a material effect in the current quarter and financial year-to-date results.

5. Debt and equity securities

During the financial year-to-date, the issued and paid-up share capital of the Company was increased from RM705,554,965 to RM712,699,965 by the issuance of 1,048,300 new ordinary shares of RM1.00 each at an issue price of RM1.037 per share and 6,096,700 new ordinary shares of RM1.00 each at an issue price of RM1.33 per share for cash pursuant to the Executive Share Option Scheme of the Company.

During the financial year-to-date, the Group has:
(i) partially redeemed its Bai' Bithaman Ajil Islamic Debt Securities ("BaIDS") amounting to RM60 million; and
(ii) redeemed/repaid part of its LICB Bonds and USD Debts amounting to RM274 million.

Other than as disclosed above, there were no issuance, cancellation, repurchase, resale and repayment of debt and equity securities during the financial year-to-date.

6. Dividends paid

During the financial year-to-date, a first and final dividend of 1%, less tax, amounting to RM5.2 million in respect of the previous financial year ended 30 June 2007 was paid by the Company.

7. Segmental information

The Group's segmental report for the financial year-to-date was as follows :

	REVENUE			
	Total RM'000	Inter - Segment RM'000	External RM'000	Segment Results RM'000
Steel	6,605,896	(77,193)	6,528,703	929,805
Building materials	222,873	-	222,873	3,904
Property	14,614	-	14,614	3,551
Tyre	102,802	-	102,802	(27,938)
Others	67,170	-	67,170	(48,644)
	7,013,355	(77,193)	6,936,162	860,678
Unallocated costs				(5,276)
Profit from operations				855,402
Finance costs				(127,550)
Share in results of associated companies				82,563
Income from other investments				35,644
Gain on disposal of shares in associated companies				102,808
Impairment loss on investment in unquoted bonds				(39,000)
Profit before taxation				909,867

8. Subsequent events

Other than as disclosed in Note 19, there were no material events subsequent to the end of the current quarter.

9. Changes in composition of the Group

There were no material changes in the composition of the Group during the financial year-to-date.

10. Changes in contingent liabilities and contingent assets

There were no material changes in contingent liabilities or contingent assets since the last annual balance sheet date.

11. Performance review

For the financial year under review, the Group posted a vastly improved performance with revenue at RM6.9 billion and profit from operations of RM855.4 million, representing an increase of 53% and 153% respectively over the preceding year. The surge in international steel prices coupled with a better local operating environment had enabled the steel division to achieve significantly higher sales and profit.

Together with a gain on disposal of shares in associated companies and lower finance costs, the Group registered a profit before tax of RM909.9 million for the financial year, representing an increase of 172% as compared to RM335.0 million a year ago.

12. Comment on material change in profit

	Revenue		Profit from operations	
	Current Quarter 30/6/2008 RM'000	Immediate Preceding Quarter 31/3/2008 RM'000	Current Quarter 30/6/2008 RM'000	Immediate Preceding Quarter 31/3/2008 RM'000
Steel	2,047,227	1,591,437	530,668	182,592
Tyre	35,290	18,179	(5,987)	(13,516)
Others	91,748	83,251	(36,833)	(4,003)
Unallocated costs	-	-	(782)	(2,261)
	2,174,265	1,692,867	487,066	162,812

The Group recorded higher revenue and profit for the quarter under review mainly contributed by the steel operations. This was attributable to strong demand for steel products and better profit margins from higher international steel prices and the removal of price control for steel bars and billets by the Government in May 2008. Accordingly, the Group's profit from operations more than doubled to RM487.1 million from RM162.8 million in the immediate preceding quarter.

Coupled with the gain from disposal of shares in an associated company of RM25.6 million, the Group recorded a profit before tax of RM503.3 million, representing an increase of 133% as compared to RM215.7 million in the immediate preceding quarter.

13. a) Commentary on prospects

Subsequent to the financial year end, international steel prices began to soften due to weaker demand. Coupled with the anticipated slowdown in the local construction sector, the steel division's performance over the next financial year is expected to be satisfactory.

b) Forecast or target previously announced

The disclosure requirements are not applicable for the current quarter and financial year-to-date.

14. Statement of the Board of Directors' opinion on achievement of forecast or target

The disclosure requirements are not applicable for the current quarter and financial year-to-date.

15. Profit forecast or profit guarantee

No profit forecast or profit guarantee was published.

16. Taxation

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 30/6/2008	PRECEDING YEAR CORRESPONDING QUARTER 30/6/2007	CURRENT YEAR TO DATE 30/6/2008	PRECEDING YEAR CORRESPONDING PERIOD 30/6/2007
Taxation comprises :	RM'000	RM'000	RM'000	RM'000
In respect of current period/year:				
- income tax	13,418	(1,910)	37,810	4,565
- deferred tax	14,093	19,725	14,145	62,725
In respect of prior years:				
- income tax	629	3,893	629	3,893
- deferred tax	-	659	-	659
	28,140	22,367	52,584	71,842

Excluding the share in results of the associated companies, the effective tax rate of the Group for the current quarter and financial year-to-date is lower than the statutory tax rate principally due to utilisation of tax losses and certain profit not taxable for tax purpose.

17. Sale of unquoted investments and properties

There were no material sale of unquoted investments or properties for the current quarter and financial year-to-date except for the disposals by the Company of two parcels of land with buildings erected thereon measuring in aggregate 40.25 acres forming part of the land commonly known as the Melaka Technology Park situated in Melaka for a total cash consideration of RM34.7 million. The disposals were completed by 31 December 2007 and resulted in a gain on disposal of RM2.1 million.

18. Quoted securities

There were no material purchases or disposals of quoted securities for the current quarter and financial year-to-date.

Details of investments in quoted securities (excluding investments in associated companies) as at the end of the reporting period were as follows :

	RM'000
At cost	3,142
At book value	1,634
At market value	1,641

19. Corporate proposals

a) Status of corporate proposals

No	Date of Announcements	Subjects	Status
1.	04.12.2007 02.6.2008 08.8.2008	Proposed disposal by Amsteel Mills Sdn Bhd ("AMSB"), a subsidiary of the Company, of the following debts in Silverstone Corporation Berhad ("SCB"): i) its entire Zero-Coupon Redeemable Secured Class B and Class C RM Denominated Bonds with an aggregate nominal value of approximately RM117.63 million ("SCB Bonds") for a cash consideration of RM50.81 million to Gama Harta Sdn Bhd, a wholly-owned subsidiary of Lion Forest Industries Berhad ("LFIB") which is in turn a subsidiary of the Company; and ii) its entire 6.70 million Redeemable Cumulative Convertible Preference Shares of RM0.01 each issued at a premium of RM0.99 ("RCCPS") for a cash consideration of RM0.34 million to Jadeford International Limited ("Jadeford"), a wholly-owned subsidiary of LFIB.	Pending approvals from: i) Shareholders of the Company; ii) Shareholders of LFIB; iii) Lenders of AMSB; iv) Bank Negara Malaysia, if required; and v) Any other relevant authorities, if required. Approvals were obtained from: i) Securities Commission by LFIB and ii) Holders of the SCB Bonds. By a supplemental agreement dated 8 August 2008, the proposed disposal of the 6.70 million RCCPS by AMSB to Jadeford had been excluded.

The status of corporate proposals of LFIB is reported in the Interim Report of LFIB.

Other than the above, there were no corporate proposals pending completion at the date of this report.

20. Borrowings and debt securities

The Group's borrowings as at end of the reporting period were as follows :

	Short Term RM'000	Long Term RM'000	Total RM'000
Bank borrowings			
Secured	380,051	519,599	899,650
Unsecured	11,247	-	11,247
BaIDS			
Secured	70,000	330,000	400,000
	461,298	849,599	1,310,897
LICB Bonds and USD Debts			
Secured	13,749	62,541	76,290
	475,047	912,140	1,387,187

The Group's borrowings were denominated in the following currencies :	Foreign Currency '000	RM'000
- Ringgit Malaysia	-	1,007,472
- US Dollar	108,269	353,173
- Chinese Renminbi	55,690	26,542
		1,387,187

21. Off balance sheet financial instruments

There were no off balance sheet financial instruments at the date of this report.

22. Changes in material litigations

There were no changes in material litigations since the last annual balance sheet date.

23. Dividend proposed

The Board of Directors is recommending the payment of a first and final dividend of 1% less 26% taxation:

(a) i. Amount per share: 1 sen less 26% taxation ;
ii. Previous corresponding year : 1 sen per share less 27% taxation, amounting to RM5.2 million; and
iii. Total dividend for the current financial year: RM5.3 million (less 26% taxation).

(b) Payment date : To be announced later.

(c) Entitlement date : To be announced later.

24. Earnings/(Loss) per share ("EPS")

Basic

Basic EPS is calculated by dividing the net profit/(loss) for the period/year attributable to equity holders of the parent by the weighted average number of ordinary shares of the Company in issue during the financial period.

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 30/6/2008	PRECEDING YEAR CORRESPONDING QUARTER 30/6/2007	CURRENT YEAR TO DATE 30/6/2008	PRECEDING YEAR CORRESPONDING PERIOD 30/6/2007
Net profit/(loss) attributable to equity holders of the parent (RM'000)				
- Continuing operations	471,841	17,068	861,879	263,078
- Discontinued operations	-	(5,576)	-	(50,371)
	471,841	11,492	861,879	212,707
Weighted average number of ordinary shares in issue ('000)	711,815	702,850	709,386	698,669
Basic EPS (sen)				
- Continuing operations	66.29	2.43	121.50	37.65
- Discontinued operations	-	(0.79)	-	(7.21)
	66.29	1.64	121.50	30.44

24. Earnings/(Loss) per share ("EPS")(continued)

Diluted

For the purpose of calculating diluted EPS, the net profit/(loss) for the period/year attributable to equity holders of the parent and the weighted average number of ordinary shares in issue during the period have been adjusted for the dilutive effects of all potential ordinary shares ie shares granted under the Executive Share Option Scheme ("ESOS").

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 30/6/2008	PRECEDING YEAR CORRESPONDING QUARTER 30/6/2007	CURRENT YEAR TO DATE 30/6/2008	PRECEDING YEAR CORRESPONDING PERIOD 30/6/2007
Net profit/(loss) attributable to equity holders of the parent (RM'000)				
- Continuing operations	471,841	17,068	861,879	263,078
- Discontinued operations	-	(5,576)	-	(50,371)
	471,841	11,492	861,879	212,707
Weighted average number of ordinary shares in issue ('000)	711,815	702,850	709,386	698,669
Effect of dilution ('000)	3,376	2,225	2,769	67
	715,191	705,075	712,155	698,736
Diluted EPS (sen)				
- Continuing operations	65.97	2.43	121.02	37.65
- Discontinued operations	-	(0.79)	-	(7.21)
	65.97	1.64	121.02	30.44

25. Auditors' report on preceding annual financial statements

There were no qualifications in the auditors' report of the preceding year's financial statements. However, the auditors drew attention to the financial position of the Group concerning the portion of LICB Bonds and USD Debts issued pursuant to the Group Wide Restructuring Scheme ("GWRS") that are due for redemption/repayment within the next twelve (12) months and the steps taken by the Group to meet this obligation.

PROPOSED DIVESTMENT PROGRAMME ("PDP")

(i) Status of the Proposed Divestments

Assets to be Divested	PDP (Per GWRS)	Concluded Sales			Sale Proceeds Received		
		Up to December 2007	Current Year (Jan-Dec 08)		Up to December 2007	Current Year (Jan - Dec 08)	
			Current Quarter	Year-To-Date		Actual Received in	
						Current Qtr	YTD
	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million
By December 2002							
Unlisted shares in pharmaceutical company	2.0	2.0	-	-	2.0	-	-
Unlisted shares in automotive company	29.4	29.4	-	-	29.4	-	-
Listed shares in financial services company	2.5	2.5	-	-	2.5	-	-
	33.9						
By December 2003							
Shares in unlisted companies, industrial land, office block, factories and shoplots in Parade and shopping centre	174.3	174.3	-	-	174.3	-	-
By December 2004							
Shares in unlisted companies and shoplots in Parade and shopping centre **	45.4	13.1	-	-	5.8	-	7.3
By December 2005							
Shares in unlisted company, factories and apartment **	9.7	-	-	-	-	-	-
By December 2006							
Shares in unlisted companies, commercial land, residential land and shoplots in Parade and shopping centre **	276.0	74.0	-	-	74.0	-	-
Total	541.3	295.3	-	-	288.0	-	7.3

** The Group is actively looking for potential buyers for its assets/companies under the PDP. Where necessary, the Group will divest other assets which are not under the PDP to redeem/repay the LICB Bonds and USD Debts.

(ii) Transactions completed during the financial year-to-date

a) As disclosed in Note 17, the disposals of two parcels of land with buildings erected thereon were completed by 31 December 2007. The divestment proceeds of RM34.7 million were utilised to redeem/repay the LICB Bonds and USD Debts.

b) The disposal of shares in an unlisted subsidiary company has been completed and the proceeds of RM7.3 million were received in the immediate preceding quarter.

(iii) Utilisation of the divestment proceeds received

The divestment proceeds received were/will be used to redeem/repay the LICB Bonds and USD Debts.

END